UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A/A
(AMENDMENT NO. 2)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

General Maritime Corporation
(Exact Name of Registrant as Specified in Its Charter)

Republic of the Marshall Islands (State of Incorporation or Organization)	06-159-7083 (I.R.S. Employer Identification No.)

299 Park Avenue Second Floor New York, New York (Address of Principal Executive Offices)	10171 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Series A Junior Participating Preferred Stock Purchase Rights	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
          Reference is hereby made to the Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on December 5, 2005 (the “Original Form 8-A”) by General Maritime Corporation, a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), as amended by Amendment No. 1 to the Original Form 8-A filed with the SEC on September 7, 2006 (“Amendment No. 1”), relating to the rights distributed to the shareholders of the Company (the “Rights”) in connection with the Amended and Restated Rights Agreement, dated as of August 31, 2006 (the “Amended and Restated Rights Agreement”), by and between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”). Subject to the amendments described below, a summary description of the Rights was previously disclosed in Item 1 of the Original Form 8-A, as amended by Amendment No. 1, which are incorporated herein by reference.
          On August 5, 2008, the Company entered into a definitive Agreement and Plan of Merger and Amalgamation (the “Merger Agreement”) with Arlington Tankers Ltd. (“Arlington”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Galileo Merger Corporation, a wholly-owned subsidiary of Galileo Holding Corporation (“New Parent”), a newly-formed subsidiary of the Company and Arlington, will merge with and into the Company, with the Company continuing as the surviving corporation of such merger (the “Merger”), and Arlington will amalgamate with Archer Amalgamation Limited, a wholly owned subsidiary of New Parent, with the resulting amalgamated company continuing as the surviving entity (the “Amalgamation”). As a result of the Merger and the Amalgamation: (i) the Company and Arlington will each become a wholly-owned subsidiary of New Parent, which will be renamed “General Maritime Corporation”; and (ii) Arlington’s stockholders will receive 1 share in New Parent for each Arlington share held, and the Company’s stockholders will receive 1.34 shares in New Parent for each Company share held. Upon consummation of the transactions contemplated by the Merger Agreement, including the Merger and the Amalgamation, shareholders of Arlington will hold approximately 27% of the outstanding common stock of New Parent and shareholders of the Company will hold approximately 73% of the outstanding common stock of New Parent. The Merger Agreement is subject to approval by the respective stockholders of the Company and Arlington, required regulatory approvals, and certain other conditions. Although the transaction is expected to be completed by the end of the fourth quarter of 2008, there can be no assurance that the transaction will be completed during such timeframe, or at all.
          On August 5, 2008, prior to entering into the Merger Agreement, the Board of Directors of the Company approved an amendment (the “Amendment”) to the Company’s Amended and Restated Rights Agreement, which Amendment, among other things, provides that the rights under the Rights Agreement will not become exercisable as a result of the Merger Agreement and the transactions contemplated thereby, and that the Rights Agreement will be terminated immediately prior to the consummation of the Merger. The Company and the Rights Agent entered into the Amendment as of August 6, 2008.
          The foregoing description of the Amendment is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the Amendment. A copy of the Amendment is filed herewith as Exhibit 4 and is incorporated herein by reference.
Item 2. Exhibits.
The following exhibit is hereby filed as part of this Form 8-A/A:
     4. Amendment, dated as of August 6, 2008, to the Amended and Restated Rights Agreement, dated August 31, 2006, between General Maritime Corporation and Mellon Investor Services LLC, as Rights Agent.

SIGNATURE
               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GENERAL MARITIME CORPORATION
By:	/s/ John C. Georgiopoulos
Name John C. Georgiopoulos
	Title:	Chief Administrative Officer
Date: August 7, 2008